Exhibit 99.6

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1.	Name of company

IMPERIAL CHEMICAL INDUSTRIES PLC

2.	Name of director

SEE BELOW

3.
Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18 or in respect of a non-beneficial interest

SEE BELOW

4.	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

SEE BELOW

5.	Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

SEE BELOW

6.	Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

As a result of the release of matching ICI Ordinary £1 Shares (“ICI Shares”) under the 1994 Senior Staff Bonus Conversion Plan, the Directors named below became interested on 24 February 2003 in the number of additional ICI Shares set out below opposite his name in column 1. These Directors have elected to receive their matching shares in full and to meet their income tax liabilities themselves.

7.	Number of shares / amount of stock acquired

Director	Gross Matching Shares to be released	Matching Shares to be disposed of to meet income tax liabilities	Net Matching Shares to be received

Brendan O’Neill	51,043	Nil	51,043
Timothy Scott	8,340	Nil	8,340
John McAdam	28,024	Nil	28,024
Paul Drechsler	25,447	Nil	25,447

8.	Percentage of issued class

Director	Percentage

Brendan O’Neill	0.0043
Timothy Scott	0.0007
John McAdam	0.0024
Paul Drechsler	0.0021

9.	Number of shares/amount of stock disposed

N/A

10.	Percentage of issued class

N/A

11.	Class of security

ORDINARY SHARES OF £1 EACH

12.	Price per share

N/A

13.	Date of transaction

24 FEBRUARY 2003

14.	Date company informed

24 FEBRAURY 2003

15.	Total holding following this notification

Name	Total Shareholding

Brendan O’Neill	231,539
Timothy Scott	46,648
John McAdam	79,425
Paul Drechsler	131,071

16.	Total percentage holding of issued class following this notification

Name	Total Percentage

Brendan O’Neill	0.019
Timothy Scott	0.004
John McAdam	0.007
Paul Drechsler	0.011

If a director has been granted options by the company please complete the following boxes.

17.	Date of grant

N/A

18.	Period during which or date on which exercisable

N/A

19.	Total amount paid (if any) for grant of the option

N/A

20.	Description of shares or debentures involved: class, number

N/A

21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A

22.	Total number of shares or debentures over which options held following this notification

N/A

23.	Any additional information

N/A

24.	Name of contact and telephone number for queries

ADAM WESTLEY 020 7009 5052

25.	Name and signature of authorised company official responsible for making this notification

ADAM WESTLEY, COMPANY SECRETARIAT MANAGER

Date of Notification

25 FEBRUARY 2003

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.